ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

February 1, 2024

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Mt. Donald Field

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 12 to Registration Statement on Form S-1 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 12 to the Registration Statement on Form S-1 of the Company (“Amendment No. 12”).

Amendment No. 12 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated February 1, 2024. The Company has asked us to convey the following response to the Staff:

Amendment No. 11 to Registration Statement on Form S-1, Filed January 31, 2024

General

1.	We note that the terms and conditions of the Series A Warrants have changed since the last amendment and the filing of counsel’s legal opinion. Please file a revised legal opinion which covers the registered securities to include the new and revised Series A Warrants.

Response:	At the request of the Staff, the Company has filed a revised legal opinion with Amendment No. 12 that is dated subsequent to the date of the filing of the revised form of Series A Warrant.

*       *       *

Securities and Exchange Commission

February 1, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 12 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.